VIA EDGAR

March 12, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:       Advanced Drainage Systems, Inc.

Form 10-K for the year ended March 31, 2017

Filed May 30, 2017

File No. 1-36557

Dear Mr. O’Brien:

Advanced Drainage Systems, Inc. (the “Company”), hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2018, relating to the Company’s Form 10-K for the fiscal year ended March 31, 2017 (the “2017 Form 10-K”) filed with the Commission on May 30, 2017.

In this letter, we have recited the comments from the Staff in italics, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the 2017 Form 10-K and references in the responses to page numbers are page numbers in the 2017 Form 10-K.

1.

We note your presentation of adjusted earnings per fully converted share. Please tell us your consideration of the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for this measure. Please also provide us with a more comprehensive explanation for why you believe this measure is important for investors to understand your performance.

Adjusted Earnings Per Fully Converted Share is a key non-GAAP measure used by management and our Board of Directors to assess our financial performance on a per share basis assuming all shares of the Company’s redeemable convertible preferred stock held by the Company’s tax-qualified Employee Stock Ownership Plan’s trust (“ESOP”) are converted into common stock. We believe this is an important measure that provides investors with meaningful information necessary to understand the impact on the Company’s financial statements once all redeembable convertible preferred stock are converted and distributed.

We have historically utilized this measure in a consistent manner and reviewed its use when the updated C&DI regarding non-GAAP measures, including question 100.04, was released by the SEC. Based on our assessment, we

ADVANCED DRAINAGE SYSTEMS, INC.    4640 TRUEMAN BOULEVARD,    HILLIARD, OH 43026 TEL: 614 / 658-0050    800 / 733-7473

HTTP://WWW.ADS-PIPE.COM

do not believe Adjusted Earnings Per Fully Converted Share is misleading. Rather, we are providing supplemental information to investors and analysts to assist in evaluating our performance assuming the full conversion of the Company’s redeemable convertible preferred stock. Without access to this information, we believe investors will have difficulty evaluating our performance given our complex capital structure.

The ESOP’s conversion of the redeemable convertible preferred stock into common stock will have a meaningful impact to the Company’s net income per share. Given that this conversion event is certain to occur no later than the 2023 loan maturity date; the Company uses Adjusted Earnings per Fully Converted Share to assess the Company’s financial performance on an assumed post conversion basis.

To provide additional background, the ESOP was established in 1993 and was originally funded with a 30-year term loan from the Company as well as a transfer of assets from the Company’s profit sharing retirement plan, both of which were used to purchase 44.7 million shares of the Company’s redeemable convertible preferred stock. The loan is secured by a pledge of unallocated convertible preferred stock purchased by the ESOP in 1993 with loan proceeds that has not yet been released from the pledge and allocated to ESOP accounts. The ESOP operates as a leveraged ESOP and was designed to enable eligible employees to acquire stock ownership interests in their accounts under the ESOP.

As each year’s ESOP loan payment is made, a portion of the redeemable convertible preferred stock are allocated to the current employees’ retirement accounts within the ESOP from the ESOP’s unallocated ESOP loan suspense account. All redeemable convertible preferred shares held in the ESOP must be allocated to ESOP participants’ accounts upon the maturity date of the ESOP loan in 2023.  Upon the ESOP loan maturing in 2023 and the allocation of all shares to the ESOP participant accounts, the ESOP will, within 30 days following the final ESOP loan payment, convert all redeemable convertible preferred shares into common stock.

The Company considered Question 100.04 of the Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G. We do not believe Adjusted Earnings Per Fully Converted Share is misleading, as we believe it is important for the Company’s investors to understand the impact of the conversion of the redeemable convertible preferred stock on common stockholders. We further believe the omission of this measure would make it difficult for investors to evaluate our performance on a post conversion basis, given the Company’s complex capital structure by virtue of the ESOP. We understand from discussions with analysts and investors that they regularly utilize the Adjusted Earnings Per Fully Converted Share measure in their investment analysis and reports in lieu of GAAP earnings per share, and disclose diluted shares outstanding in a manner that is consistent with our fully converted shares outstanding. In addition, we understand that those analysts provide research coverage for the Company regularly add back the expenses related to our ESOP in their investment analysis and published research reports, similar to the disclosures we present in our periodic filings. Given the prominence of Adjusted Earnings per Fully Converted Shares by investors and analysts, we believe it would be detrimental to the investment community to omit this performance measure and place us at a disadvantage to our peers who have a different equity structure.

The Company will expand its current disclosure in future filings (additions are in italics) to clarify the calculation of this measure and how this measure is useful to investors:

Adjusted Earnings Per Fully Converted Share (Non-GAAP) is a key metric used by management and our Board of Directors to assess our financial performance on a per share basis assuming all shares held by the ESOP and all shares of redeemable common stock are converted to common stock. Management and our Board of Directors assess the Company’s financial performance on an assumed post conversion basis. This information is useful to investors as the preferred shares held by the ESOP are required to be distributed to our employees over time, which is done in the form of common stock after the conversion of the preferred shares. This measure also provides investors with meaningful supplemental information to compare the Company’s results with peers which may have a different equity structure. All preferred stock will convert into common stock no later than 30 days following the maturity date of the ESOP. As such, this measure is included in this report to provide the investors with information to understand the impact of the conversion of the redeemable convertible preferred stock on common stockholders. Adjusted Earnings Per Fully Converted Share (Non-GAAP) is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 658-0149.

Sincerely,

/s/ Scott A. Cottrill

Scott A. Cottrill

Executive Vice President, Chief Financial Officer and Secretary

cc: D. Scott Barbour, President and Chief Executive Officer, Advanced Drainage Systems, Inc.

Tim A. Makowski, Vice President, Controller and Chief Accounting Officer, Advanced Drainage Systems, Inc.

Aaron A. Seamon, Squire Patton Boggs (US) LLP